April 28, 2009

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Apparel, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 27, 2009 (File No. 001-32697)

Dear Mr. Reynolds:

American Apparel, Inc. (the “Company”) filed Amendment No. 1 (“Amendment No. 1”) to its Preliminary Proxy Statement on Schedule 14A (File No. 001-32697) (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on April 27, 2009. In response to an oral comment made by the staff of the SEC during telephone conversations on April 28, 2009, enclosed please find the changed pages, marked to show changes from Amendment No. 1.

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman
Name:	Glenn A. Weinman
Title: Senior Vice President, General Counsel and Secretary

cc:	Dana Brown (Securities and Exchange Commission)

Pamela Howell (Securities and Exchange Commission)

Dov Charney, Chairman, President and Chief Executive Officer